December 13, 2005

Via US Mail and Facsimile

Elijio V. Serrano
Chief Financial Officer
EGL, Inc.
15350 Vickery Drive
Houston, TX 77032

Re: EGL, Inc.
         Form 10-K for the year ended December 31, 2004
         Commission File Number: 000-27288

Dear Mr. Serrano:

        We have reviewed your December 2, 2005 response letter and have the following comment. Where expanded or revised disclosure is requested, you may comply with this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Note 1 – Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-14
We note your response to our prior comment #4. You assert the EITF concluded in 91-9 that four of five methods of accounting for freight services are acceptable. However, EITF 91-9 solely states the Task Force reached a consensus that Method 1 was no longer an acceptable method and a change from method 1 to method 2 would not be appropriate because revenue is recognized in advance of performance and liabilities are recognized before they are incurred. You also assert that the AcSEC concluded that the use of any of the other identified accounting methods would not result in a material difference in reported net income. However, EITF 91-9 actually states the proposed Audit and Accounting Guide was not issued by the AICPA because AcSEC *believed* that the use of any of the other identified methods (i.e., methods other than 3 and 5) would not result in a material difference in reported net income. It appears AcSEC did

not object to the other identified methods because they presumed they would not differ materially from methods 3 and 5. Method 2 results in revenue recognition prior to the performance of service. We do not object to use of this method if it does not materially impact your financial statements as compared to the methods that recognize revenues when service is complete or as service is provided and which were tentatively concluded as acceptable by the AcSEC in the EITF. This is consistent with the guidance in paragraph 83(b) of CONS 6, which states revenues are not recognized until earned, and SAB Topic 13(A)(1), which states the staff believes that revenue generally is earned when delivery has occurred or services have been rendered. We reissue our prior comment. Please expand disclosure in the financial statements to provide management's representation that the use of method 2 over a preferable method has not materially impacted the historical financial statements on both a quarterly and annual basis. This disclosure is consistent with disclosures that have been made by other transportation providers using method 2. In the alternative, if material, we believe you should change to a preferable method. Please revise accordingly.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lynwood Shenk at 202-551-3380 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief